BAA

Monday 29 October 2001

BAA plc

INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS TO 30 SEPTEMBER 2001

INVESTOR RELATIONS

Miss Marcela Zeman
Head of Investor Relations
130 Wilton Road, London SW1V 1LQ
Tel: + 44 (0)20 7932 6692

Embargoed to 0700, Monday 29 October 2001

BAA RESULTS

FOR THE SIX MONTHS TO 30 SEPTEMBER 2001

BAA's chief executive, Mike Hodgkinson, said: "These results demonstrate the inherent strength of our business...Safety and security continue to be BAA's number one priority...Profits from continuing businesses for the first half year continued to grow...In the short-term, while accurate forecasting is not possible, there will be an impact on passenger traffic and hence on our performance in the second half of the year...In the long-term, I believe the prospects for the aviation industry are good."

- Group operating profit from continuing businesses up 5.0% to £355 million (30 September 2000: £338 million). In five months to 31 August 2001, up 8.4%.

- Normalised profit before tax up 1.5% to £338 million (£333 million). In five months to 31 August 2001, up 5.2%.

- Earnings per share before exceptionals, 21.8 pence, and interim dividend, 6.1 pence, both unchanged.

- Passenger traffic up by 0.1%. To 31 August 2001 up 1.4%. In the first 20 days of October 2001 passenger traffic down 12.0%, similar to the decline experienced in the last week of September.

- UK airport retailing strong – net retail income up 7% to £261 million (£245 million) and net retail income per passenger up 7%.

BAA's financial results presentation will be broadcast live on BAA's website - www.baa.com/results - at 9.30am (Greenwich Mean Time) on Monday 29 October 2001. An interview with Mike Hodgkinson, chief executive, on BAA's interim results 2001/02 will follow after the live broadcast.

SUMMARY OF RESULTS – PUBLISHED (POST FRS 17 AND FRS 19)

Post the change in accounting policies	6 months to 30 Sept 2001	6 months to 30 Sept 2000 (restated)	Change %
Passenger traffic	69.6m	69.5m	0.1
Revenue*	£1,008m	£1,003m	0.5
EBITDA*	£472m	£444m	6.3
Group operating profit*	£355m	£338m	5.0
Normalised profit before tax**	£338m	£333m	1.5
Profit before tax and exceptionals	£334m	£329m	1.5
Earnings per share before exceptionals	21.8p	21.8p	-
Interim dividend	6.1p	6.1p	-
Capital expenditure	£305m	£234m	30.3

* Continuing operations only and excludes the joint venture BAA McArthurGlen and exceptionals.
** Excludes the joint venture BAA McArthurGlen and exceptionals.

With effect from the current financial year, BAA adopted the new Financial Reporting Standards FRS 17 "Retirement Benefits" and FRS 19 "Deferred Tax" and the previous years are restated accordingly. ***There is no impact at all on the Group's underlying performance***. The table above details the interim results after the change in accounting policies. The table below details the proforma results prior to the adoption of FRS 17 and FRS 19. Full details of the changes are contained within this announcement, together with a detailed reconciliation.

SUMMARY OF RESULTS – PROFORMA (PRE FRS 17 AND FRS 19)

Prior to change in accounting policies	6 months to 30 Sept 2001	6 months to 30 Sept 2000	Change %
Revenue*	£1,008m	£1,003m	0.5
EBITDA*	£491m	£469m	4.7
Group operating profit*	£374m	£363m	3.0
Normalised profit before tax**	£333m	£326m	2.1
Profit before tax and exceptionals	£329m	£322m	2.2
Earnings per share before exceptionals	23.1p	22.6p	2.2
Interim dividend	6.1p	6.1p	-
Capital expenditure	£305m	£234m	30.3

* Continuing operations only and excludes the joint venture BAA McArthurGlen and exceptionals.
** Excludes the joint venture BAA McArthurGlen and exceptionals.

All comments refer to six month results reported post the adoption of FRS 17 and FRS 19, except where noted.

BAA plc, the international airport group, today announced that for the six months to 30 September 2001 normalised profit before tax increased by 1.5% to £338 million (30 September 2000: £333 million restated). This was impacted by the events of 11 September and the losses of the discontinued business - World Duty Free Americas. For the five month period to 31 August 2001 normalised profit before tax increased by 5.2% to £284 million (£270 million restated), details are included in the supplementary information appendix.

Revenue for the six months from continuing businesses increased by 0.5% to £1,008 million (£1,003 million) on a passenger traffic increase of 0.1%. Group operating profit from continuing businesses before exceptionals increased by 5.0% to £355 million (£338 million restated). Before the change in accounting policy resulting from the adoption of FRS 17, this increased by 3.0% to £374 million (£363 million). In the current year, the additional cost charged to the profit and loss under FRS 17 is lower than in the prior year. A reconciliation is provided in the supplementary information appendix.

As announced on 11 October, BAA completed the sale of its World Duty Free Americas subsidiary, resulting in an exceptional loss of £190 million, made up primarily of the write-off of goodwill associated with the original acquisition. World Duty Free Americas recorded an operating loss of £3 million (£5 million profit) in the current period. Trading conditions in the US deteriorated as a result of both the general economic slowdown and more recently the terrorist attacks on 11 September.

Earnings per share before exceptionals was unchanged at 21.8 pence. Prior to the changes in accounting policy, earnings per share before exceptionals grew by 2.2% to 23.1 pence (22.6 pence). Earnings per share after exceptional items was 4.5 pence (21.7 pence restated), reduced primarily by the loss of £190 million recorded on the sale of the World Duty Free Americas business.

CHIEF EXECUTIVE'S COMMENT

BAA's chief executive, Mike Hodgkinson, said: "These results demonstrate the inherent strength of our business despite the negative impact on our main driver, passenger volumes, from the foot and mouth epidemic, the US economic slowdown and the tragic events of 11 September in America. BAA has nevertheless grown its operating profit by 5.0%. In the five months to 31 August 2001, operating profit had grown by 8.4% on the back of a modest 1.4% passenger increase.

"We will pay an unchanged interim dividend to our shareholders of 6.1 pence. This decision reflects the strong underlying position of the company even though the current year's performance will be affected as a result of the terrorist attacks.

"Safety and security continue to be BAA's number one priority. In the current climate huge efforts are being made both to keep our business running and to implement even tighter security measures. The implementation of additional security measures and other costs incurred as a result of the events of 11 September are likely to be in the region of £10 million in the current financial year.

"A good performance was seen in UK airport retailing, with net retail income up by 7% and net retail income per passenger up by 7% for the six months. It is too early to tell what the impact on retail income per passenger will be of the different operating patterns we are seeing post 11 September, and it may be difficult to maintain the excellent performance of the first half year.

"In line with our strategy of focusing on the core airports business we have concluded our exit from direct duty and tax-free retailing activities in the US. World Duty Free Americas was sold in early October and will have no future financial impact on BAA.

"BAA is confident that the Government will shortly make its decision about planning permission for Terminal 5. The need for Terminal 5 is the same as when the company first submitted the planning application. In the long-term there will be a shortage of airport terminal capacity, and Terminal 5 is about quality as well as capacity. BAA wishes to get on site as soon as possible to build stands and taxiways to support the airport's existing operations. This work is urgent if BAA is to continue operating Heathrow as the world's busiest international airport. The first phase of Terminal 5 itself is still expected to open by the end of 2007.

"In conclusion, in the short-term, while accurate forecasting is not possible, there will be an impact on passenger traffic and hence on our performance in the second half of the year. In the long-term, I believe the prospects for the aviation industry are good. There seems no reason to believe that, once confidence is restored, air travel will not return to growth. The key to our success will be to achieve the correct balance between short-term actions and the need to provide, in the long-term, infrastructure the country and our customers want. I am confident that we will continue to achieve this."

OPERATING AND FINANCIAL REVIEW

UK airports

In the six months to 30 September 2001, passenger traffic was at a similar level to last year, 69.6 million (69.5 million) passengers. This was despite the impacts of the foot and mouth epidemic, the US economic slowdown and the terrorist attacks in the USA on 11 September which significantly disrupted air travel. In the five months to 31 August 2001, passenger traffic grew by 1.4%, 58.3 million (57.5 million) passengers.

The strongest demand in the period was in the domestic and mainland European markets with respective growth of 4.4% and 2.5%. In total, these two markets represented 66.7% of the UK airports' total passengers to 30 September 2001, or 46.4 million (45.1 million) travellers. In the five months to 31 August 2001, the North Atlantic market, which represented 15.6% of total passengers, declined by 5.8%, reflecting the general US economic slowdown and the impact of the foot and mouth epidemic. In the month of September 2001, North Atlantic passenger numbers fell by 25.9%, the direct result of 11 September terrorist attacks on the USA.

In the six months operating profit was up 4% to £326 million (£313 million restated). Prior to the changes in accounting policy, UK airport operating profit was £345 million (£337 million).

In the five months to 31 August 2001, prior to the changes in accounting policy, operating profit for the same period was up 5% to £293 million (£279 million).

Airport charges revenue increased by 5% to £365 million (£348 million). In the five months to 31 August 2001, airport charges revenue increased by 6% to £307 million (£289 million). These increases primarily reflect the further recovery made in the current year to offset the abolition of intra-EU duty-free.

UK airport retail

UK airport retailing continued its strong growth with net retail income for the six months increasing by 7% to £261 million (£245 million) and net retail income per passenger rising by 7% to £3.76 (£3.53).

The strong first half growth in income per passenger is unlikely to be maintained in the second half. The expected downturn in traffic could have a disproportionately adverse effect on income.

World Duty Free Europe - UK airports

World Duty Free Europe achieved an overall revenue growth of 9% to £183 million (£168 million) and an operating profit improvement of 10% to £11 million (£10 million).

Capital expenditure

BAA continued to invest heavily in the core business with capital expenditure at the UK airports (excluding capitalised interest) up 30% to £279 million (£215 million). Some of the major projects included the reconfiguration of Heathrow's terminals 1 and 4, for both domestic and long-haul traffic, and the terminal extension at Stansted which will open towards the end of the year.

Total capital expenditure for the BAA Group (excluding capitalised interest) was up 30.3% to £305 million (£234 million).

Rail - Heathrow Express

Since it opened, the Heathrow Express has carried over 14 million people. In the first six months of this year it carried 2.5 million (2.4 million), an increase of 4.9%. Operating profit from Heathrow Express grew to £5 million (£3 million) on revenues of £31 million (£31 million). The improvement came from savings in marketing and general expenditures. No cutbacks have been made in maintenance and equipment costs.

Taxation

The tax charge, before the impact of exceptional items, of £100 million (£95 million restated) represents an effective tax rate of 30% (29% restated). The adoption of FRS 19 has resulted in an increased tax charge, compared with the position before FRS 19, for both years and an effective tax rate this year equivalent to the corporation tax rate. The underlying tax rate, before the adoption of FRS 19 but post FRS 17 was 24.9% (24.7%).

Balance sheet

At 30 September 2001, the company had net assets of £4,664 million (£4,675 million restated) supported by tangible fixed assets of £6,790 million (£6,391 million). Included in the net assets figures is a pension fund surplus of £227 million (£499 million) as required to be recorded under FRS 17. Gearing was 34.6% (35.9% restated).

Ends

Media enquiries:	**Steven Olivant, BAA plc** **Tel: + 44 (0)20 7932 6654**
City enquiries:	**Marcela Zeman, BAA plc** **Tel: + 44 (0)20 7932 6692**

For further information on BAA, see website: www.baa.com

SUPPLEMENTARY INFORMATION

SUMMARY OF RESULTS – PROFORMA (POST FRS 17 AND FRS 19)

5 MONTHS TO 31 AUGUST 2001

Given the severe impact of the terrorist attacks in the USA on air travel it is informative to review the performance of the underlying business prior to September. Reference will be made to the results for the period to 31 August 2001 where appropriate. These have been prepared from management information.

Post the change in accounting policies	**5 months to 31 Aug 2001**	**5 months to 31 Aug 2000**	**Change %**
Passenger traffic	58.3m	57.5m	1.4
Revenue*	£835m	£824m	1.3
EBITDA*	£395m	£363m	8.8
Group operating profit*	£298m	£275m	8.4
Normalised profit before tax**	£284m	£270m	5.2
Profit before tax and exceptionals	£281m	£266m	5.6

* Continuing operations only and excludes the joint venture BAA McArthurGlen and exceptionals.
** Excludes the joint venture BAA McArthur Glen and exceptionals.

SUMMARY OF RESULTS – PROFORMA (PRE FRS 17 AND FRS 19)

5 MONTHS TO 31 AUGUST 2001

Prior to the change in accounting policies	**5 months to 31 Aug 2001**	**5 months to 31 Aug 2000**	**Change %**
Passenger traffic	58.3m	57.5m	1.4
Revenue*	£835m	£824m	1.3
EBITDA*	£411m	£384m	7.0
Group operating profit*	£314m	£296m	6.1
Normalised profit before tax**	£280m	£264m	6.1
Profit before tax and exceptionals	£277m	£260m	6.5

* Continuing operations only and excludes the joint venture BAA McArthurGlen and exceptionals.
** Excludes the joint venture BAA McArthurGlen.

RECONCILIATION - PRE AND POST FRS 17 AND FRS 19 RESULTS

All financial results reported are post the adoption of FRS 17 and FRS 19, except where noted. The table below provides a reconciliation between the financial results before and after the changes in accounting policies.

£m	6 months to 30 September 2001			6 months to 30 September 2000		
	Pre	Adj	Post	Pre	Adj	Post
Operating profit:						
UK airports	345	(19)	326	337	(24)	313
Other businesses	28	-	28	32	(1)	31
Total Group operating profit	373	(19)	354	369	(25)	344
Exceptional items	(184)	-	(184)	(1)	-	(1)
Profit before interest	189	(19)	170	368	(25)	343
Net interest payable - Group	(38)	-	(38)	(42)	-	(42)
Other finance income	-	24	24	-	32	32
Net interest payable – joint ventures	(6)	-	(6)	(5)	-	(5)
Profit on ordinary activities before taxation	145	5	150	321	7	328
Tax on profit	(80)	(19)	(99)	(79)	(16)	(95)
Profit on ordinary activities after taxation	65	(14)	51	242	(9)	233
Equity minority interests	(3)	-	(3)	(3)	-	(3)
Profit for the period attributable to shareholders	62	(14)	48	239	(9)	230
Earnings per share before exceptionals (pence)	23.1p	(1.3)p	21.8p	22.6p	(0.8)p	21.8p
Normalised profit before tax*	333	5	338	326	7	333

* Excludes the joint venture BAA McArthurGlen and exceptionals.

The table below summarises the impact of the adoption of FRS 19 on the Group's financial results (after the adoption of FRS 17) in the current period:

For period ending 30 September 2001	**Post adoption of FRS 19 "Deferred Tax"**	**Pre adoption of FRS 19 "Deferred Tax"**
P&L impact:		
Effective tax rate	30.0%	24.9%
Pre-exceptional tax charge	(£100m)	(£83m)
B/S impact:		
Full deferred tax (liability)/asset	(£418m)	-
Gearing (post FRS 17)	34.6%	31.8%

Accounting Policy Change - FRS 17 "Retirement Benefits"

In line with best practice BAA has adopted early the new Financial Reporting Standard FRS 17 "Retirement Benefits" which replaces SSAP 24 "Accounting for Pension Costs". BAA's principal UK pension fund is a defined benefit scheme which is self administered.

Under the previous accounting policy, the surplus in the pension scheme (as defined at the time of the last actuarial valuation in September 1999) was amortised over the average remaining service lives of relevant employees and effectively served to reduce the charge to the profit and loss account for pension costs. On this basis the pension scheme surplus would be eliminated by 2014. The profit and loss charge comprised a regular pension cost net of spreading of surplus and a notional interest credit. The pension fund surplus was not included on the Group's balance sheet. The only balance sheet item was a provision representing the cumulative difference between pension charges included in the profit and loss account and actual payments made to the scheme.

Under FRS 17 the accounting treatment for company pension funds has changed significantly. The full service cost of pension provision relating to the period, together with the cost of any benefits relating to past service is charged to operating profit.

Two new items are included in the profit and loss account under "other finance income - Group":

- a charge equal to the expected increase in the present value of the scheme liabilities because the benefits are closer to settlement; and netted against this

- a credit equivalent to the Group's long-term expected return on assets based on the market value of the scheme assets at the start of the period.

The difference between the market value of the assets of the scheme and the present value of accrued pension liabilities is shown as a new asset on the balance sheet net of deferred tax. Any difference between the expected return on assets and that actually achieved is recognised in the statement of recognised gains and losses

along with differences which arise from experience or assumption changes. This in turn will affect accepted profitability and financing measures such as P/E ratios, earnings ratios and gearing ratios.

The table below details the impact of the adoption of FRS 17 on the Group's financial results in the current period:

For period ending 30 September 2001	Post adoption of FRS 17 "Retirement Benefits"	Pre adoption of FRS 17 "Retirement Benefits"
P&L impact:		
Operating costs		
Group pension cost:		
· regular pension cost	(£23m)	(£22m)
· spreading of surplus	-	£6m
· notional interest earned on surplus	-	£12m
Total charge to operating profit	(£23m)	(£4m)
Interest and other finance income:		
· expected return on pension scheme assets	£58m	-
· interest on pension scheme liabilities	(£34m)	-
Other finance income	£24m	-
Total impact on Profit before tax	£1m	(£4m)
B/S impact:		
Pension provision	-	(£12m)
Pension fund asset	£227m	-

Accounting Policy Changes - Combined Impacts of adoption of FRS 17 "Retirement Benefits" and FRS 19 "Deferred Tax"

For period ending 30 September 2001	Post adoption of FRS 17 "Retirement Benefits" and FRS 19 "Deferred Tax"	Pre adoption of FRS 17 "Retirement Benefits" and FRS 19 "Deferred Tax"
P&L impact:		
Profit before tax and exceptionals	£334m	£329m
Effective tax rate (%)	30.0%	24.7%
Tax charge before exceptionals	(£100m)	(£81m)
Minority interests	(£3m)	(£3m)
Profit for the year attributable to shareholders before exceptionals	£231m	£245m
Earnings per share before exceptionals (pence)	21.8p	23.1p
B/S impact:		
Pension provision	-	(£12m)
Pension fund asset	£227m	-
Full deferred tax (liability)/asset	(£418m)	£3m
Net asset impact	**(£191m)**	**(£9m)**
Net assets	£4,664m	£4,846m
Net debt	(£1,614m)	(£1,614m)
Gearing	34.6%	33.3%

Segmental summary

	Revenue* to 30 Sept 2001	Revenue* to 30 Sept 2000	Operating profit* to 30 Sept 2001	Operating profit* to 30 Sept 2000
Airports	£767m	£734m	£331m	£319m
World Duty Free	£311m	£385m	£8m	£9m
BAA Lynton	£12m	£23m	£10m	£14m
Rail (Heathrow Express)	£31m	£31m	£5m	£3m
Other	£4m	£5m	(£2m)	(£2m)
TOTAL	**£1,125m**	**£1,178m**	**£352m**	**£343m**

* Excludes the joint venture BAA McArthurGlen and exceptionals.

Results by quarter

	1st quarter	Change from 2000/01	2nd quarter	Change from 2000/01
Revenue *	£547m	(2.5%)	£578m	(6.3%)
Operating profit*	£161m	4.5%	£191m	1.1%
Profit before tax and exceptionals	£150m	2.7%	£184m	0.5%
Normalised profit before tax*	£152m	2.7%	£186m	0.5%
Earnings per share before exceptionals	9.8 pence	2.1%	12.0 pence	(1.6%)

* Excludes the joint venture BAA McArthurGlen and exceptionals.

Statement of total recognised gains and losses for the six months ended 30 September 2001

Year ended 31 March 2001 £M (restated)		30 September 2001 £M (unaudited)	30 September 2000 £M (restated)
388	Profit for the period attributable to shareholders*	48	230
158	Unrealised surplus on revaluation of investment properties	-	-
1	Share of associate's unrealised surplus on revaluation of investment properties	-	-
(232)	Loss on pension asset	(226)	(61)
70	Deferred tax associated with loss on pension asset	68	18
(7)	Currency translation differences on foreign currency net investments	(1)	-
378	**Total recognised gains and losses relating to the period**	**(111)**	187
	Prior period adjustment - Adoption of FRS 17	392	
	Prior period adjustment - Adoption of FRS 19	(403)	
	Total recognised gains and losses recognised since the last annual report	**(122)**	

* Including joint ventures and associates loss of £4m
(30 September 2000: loss of £4m; 31 March 2001: profit of £1m).

Reconciliation of movements in shareholders' funds for the six months ended 31 September 2001

Year ended 31 March 2001 £M (restated)		30 September 2001 £M (unaudited)	30 September 2000 £M (restated)
388	Profit for the financial period attributable to shareholders	48	230
(187)	Equity dividends	(65)	(64)
201	Retained (loss)/profit for the financial period	(17)	166
(10)	Other net recognised gains and losses relating to the period	(159)	(43)
100	New share capital subscribed	12	3
(141)	Repurchase of own shares	-	(129)
150	Net (reductions in)/additions to shareholders' funds	(164)	(3)
4,678	Opening shareholders' funds (originally £4,839m before deducting prior period adjustment of £11m)	4,828	4,678
4,828	Closing shareholders' funds	4,664	4,675

Consolidated balance sheet as at 30 September 2001

31 March 2001 £M (restated)		30 September 2001 £M (unaudited)	30 September 2000 £M (restated)
	Fixed assets		
175	Intangible assets	11	179
6,636	Tangible assets	6,790	6,391
	Investments in joint ventures:		
12	Loans	15	4
60	Other investments	105	40
6,883		6,921	6,614
	Current assets		
91	Stocks	93	104
198	Debtors	269	241
265	Short-term investments	138	314
120	Cash at bank and in hand	114	55
674		614	714
(884)	**Creditors**: amounts falling due within one year	(935)	(856)
(210)	Net current liabilities	(321)	(142)
6,673	**Total assets less current liabilities**	6,600	6,472
	Creditors: amounts falling due after more than one year		
(1,473)	Other creditors	(1,385)	(1,471)
(310)	Convertible debt	(311)	(390)
(1,783)		(1,696)	(1,861)
	Provisions for liabilities and charges		
	Investments in joint ventures:		
211	Share of gross assets	199	185
(231)	Share of gross liabilities	(223)	(192)
(20)		(24)	(7)
(414)	Other provisions	(432)	(417)
(434)		(456)	(424)
(12)	**Equity minority interests**	(11)	(11)
4,444	**Net assets excluding pension asset**	4,437	4,176
384	Pension asset	227	499
4,828	**Net assets *including* pension asset**	4,664	4,675
1,061	Share capital	1,063	1,045
3,767	Reserves	3,601	3,630
4,828	**Equity shareholders' funds**	4,664	4,675
£4.55	**Net asset value per share**	£4.39	£4.47

Reconciliation of net cash flow to movement in net debt

Year ended 31 March 2001 £M (restated)		30 September 2001 £M (unaudited)	30 September 2000 £M (restated)
10	(Decrease)/increase in cash in the period	(6)	(55)
(3)	Cash outflow/(inflow) from decrease/(increase) in net debt	83	(15)
(102)	Cash inflow from use of liquid resources	(125)	(58)
(38)	Foreign exchange translation differences	10	(24)
81	Other non-cash movements	-	-
(52)	Increase in net debt	(38)	(152)
(1,524)	Opening net debt	(1,576)	(1,524)
(1,576)	Closing net debt	(1,614)	(1,676)

NOTES

1. Basis of preparation

This statement has been prepared in accordance with the accounting policies used in the 2000/01 annual report with the exception of the changes as set out below.

The Group has applied three new accounting standards, FRS 17, FRS 18 and FRS 19 during the period. The adoption of FRS 17 and FRS 19 has required a change to the accounting treatment of pensions and deferred tax, and the prior period results have been restated accordingly. Deferred tax balances are not discounted. The adoption of FRS 18 "Accounting Policies" has not had a significant impact on the Group's results or financial position.

The effect on the results for the period ended 30 September 2001 and 2000 of the changes in accounting policies following the implementation of FRS 17 and FRS 19 is set out in the table headed "Reconciliation - pre and post FRS 17 and FRS 19 results".

The information shown for the year ended 31 March 2001 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted, after restatement for FRS 17 and FRS 19, from the full financial statements for the year ended 31 March 2001 which have been filed with the Registrar of Companies. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The interim financial statement is unaudited but has been formally reviewed by the auditors.

The interim financial statement was approved by the directors on 26 October 2001.

2. Segmental information

Revenue

Year ended 31 March 2001 £M		30 September 2001 £M (unaudited)	30 September 2000 £M
	Airports		
759	Heathrow	402	391
290	Gatwick	170	164
113	Stansted	73	61
1,162	**Total UK regulated airports**	**645**	**616**
65	Glasgow	39	38
50	Edinburgh	29	26
26	Aberdeen	14	13
14	Southampton	8	7
155	**Total UK non-regulated airports**	**90**	**84**
64	**Total international airports**	**32**	**34**
1,381	**Total airports**	**767**	**734**
	World Duty Free		
416	Continuing operations	194	210
322	Discontinued operations	117	175
738	**Total World Duty Free**	**311**	**385**
36	**BAA Lynton**	**12**	**23**
63	**Rail**	**31**	**31**
8	**Other operations**	**4**	**5**
2,226	**Group**	**1,125**	**1,178**
35	**Share of joint ventures**	**-**	**-**
2,261	**Group and share of joint ventures**	**1,125**	**1,178**
	Analysed between:		
1,789	United Kingdom - continuing operations	964	931
4	United Kingdom - discontinued operations	-	3
94	Europe - continuing operations	20	44
34	North America - continuing operations	14	17
318	North America - discontinued operations	117	172
22	Other - continuing operations	10	11
2,261		1,125	1,178

2. Segmental information (continued)

Operating profit

Year ended 31 March 2001 £M (restated)		30 September 2001 £M (unaudited)	30 September 2000 £M (restated)
	Airports		
322	Heathrow	182	182
115	Gatwick	81	80
25	Stansted	26	17
462	**Total UK regulated airports**	**289**	**279**
23	Glasgow	18	17
15	Edinburgh	12	10
9	Aberdeen	5	5
2	Southampton	2	2
49	**Total UK non-regulated airports**	**37**	**34**
8	**Total international airports**	**5**	**6**
519	**Total airports**	**331**	**319**
	World Duty Free		
12	Continuing operations	11	4
7	Discontinued operations	(3)	5
19	**Total World Duty Free**	**8**	**9**
24	**BAA Lynton**	**10**	**14**
10	**Rail**	**5**	**3**
(5)	**Other operations**	**(2)**	**(2)**
567	**Group - before exceptional items**	**352**	**343**
(8)	**Exceptional items**	**-**	**-**
559	**Group - post exceptional items**	**352**	**343**
11	**Share of joint ventures and associates**	**2**	**1**
570	**Group and share of joint ventures and associates**	**354**	**344**
	Analysed between:		
565	United Kingdom - continuing operations	352	336
-	United Kingdom - discontinued operations	-	-
2	Europe - continuing operations	4	(1)
2	North America - continuing operations	1	3
3	North America - discontinued operations	(3)	5
(2)	Other - continuing operations	-	1
570		354	344

3. Net interest payable

The interest charge is shown net of interest capitalised in respect of the Group of £17m (30 September 2000: £19m; 31 March 2001: £33m).

Other finance income of £24m (30 September 2000 restated: £32m; 31 March 2001 restated: £64m) has been included as a result of adopting FRS 17. This represents the interest charge on accrued pension liabilities offset by a credit equivalent to the Group's long term expected return on assets based on the market value of the scheme assets at the start of the period.

4. **Tax on profit on ordinary activities**

The taxation charge for the six months ended 30 September 2001 has been based on the estimated effective rate for the full year before exceptionals of 30%. Following the adoption of FRS 17 and FRS 19 the prior period results have been restated. On a similar pre-exceptional profit basis the taxation charge for the restated six months ended 30 September 2000 was based on a revised estimated effective rate for the full year of 29% and the taxation charge for the restated year ended 31 March 2001 was based on a revised estimated effective rate of 29%. There is a tax credit of £1m (30 September 2000: £nil; 31 March 2001: £1m) attributable to exceptional items in the period.

5. **Equity dividends**

The directors have declared an interim dividend of 6.1p (30 September 2000: 6.1p) per share payable on 15 January 2002 to shareholders on the register on 9 November 2001.

6. **Earnings per share**

Year ended 31 March 2001 £M (restated)		30 September 2001 £M (unaudited)	30 September 2000 £M (unaudited) (restated)
386	Net profit for the financial period before exceptional items	231	231
2	Exceptional items	(183)	(1)
388	Profit attributable to shareholders	48	230
16	Interest on convertible bonds	-	7
404	Diluted profit	48	237
1,053m	Average number of shares in issue	1,058m	1,060m
4m	Share options	6m	3m
31m	Conversion of 4.875% bonds due 2004	-	30m
31m	Conversion of 5.75% bonds due 2006	-	34m
1,119m	Diluted average number of shares in issue	1,064m	1,127m
36.6p	Earnings per share before exceptional items	21.8 p	21.8 p
0.2p	(Loss)/earnings per share on exceptional items	(17.3)p	(0.1)p
36.8p	Earnings per share	4.5p	21.7p
36.1p	Diluted earnings per share	4.5p	21.1p

Earnings per share figures before exceptional items have been disclosed to show the impact of the exceptional items on the underlying results of the business.

The convertible bonds have been excluded in calculating diluted earnings per share for the six months ended 30 September 2001 because they did not have a diluting effect in this period.

7. Intangible fixed assets: goodwill

	2001 £M
Cost:	
Balance 1 April 2001	414
Foreign exchange translation differences	(15)
Balance 30 September 2001	399
Amortisation:	
Balance 1 April 2001	(239)
Foreign exchange translation differences	9
Charge for the period	(6)
Impairment charge included within loss on disposal of discontinued operations	(152)
Balance 30 September 2001	(388)
Net book value 30 September 2001	**11**
Net book value 31 March 2001	175
Net book value 30 September 2000	179

8. Tangible fixed assets

The Group's investment properties are included at 31 March 2001 valuations as adjusted for additions and disposals since that date.

Airport fixed assets in the course of construction include £322m in respect of Terminal 5 at Heathrow Airport for which a planning application has been submitted (30 September 2000: £242m; 31 March 2001: £264m). If consent is not forthcoming, costs relating to this project will be charged to the profit and loss account in the year in which a decision not to proceed is taken.

9. Creditors: amounts falling due after more than one year

Year ended 31 March 2001 £M		30 September 2001 £M (unaudited)	30 September 2000 £M (unaudited)
	Borrowings:		
30	Secured	30	30
1,406	Unsecured	1,316	1,401
1,436		1,346	1,431
	Other unsecured creditors:		
25	Deferred income	24	27
12	Other creditors	15	13
1,473		1,385	1,471
	Convertible debt:		
310	BAA plc 4.875% £314 million convertible bonds due 2004	311	198
-	BAA plc 5.75% £195 million convertible bonds due 2006	-	192
310		311	390

The secured borrowings are secured on certain properties.

The company's £314 million 4.875% convertible bonds are convertible at the option of the holder into fully paid £1 ordinary shares of BAA plc at a price of 672p per share at any time up to 22 September 2004. The company has the right to redeem the bonds under certain circumstances, which currently have not been met, and unless previously redeemed or converted, the bonds will be redeemed at par on 29 September 2004.

10. Notes to the cash flow statement

Analysis of net debt	1 April 2001 £M	Cash flow £M	Exchange movements £M	Other non cash movements £M	30 September 2001 £M	30 September 2000 £M
Cash at bank and in hand	120	(6)	-	-	114	55
Short-term investments	262	(125)	-	-	137	306
Borrowings due within one year	(212)	79	3	(78)	(208)	(216)
Borrowings due after more than one year	(1,746)	4	7	78	(1,657)	(1,821)
	(1,576)	(48)	10	-	(1,614)	(1,676)

PUBLICATION OF HALF YEAR RESULTS

The results for the six months ended 30 September 2001 will be published in the Financial Times on 30 October 2001. The full announcement will be available on BAA's website, www.baa.com.